Filed by: Rovi Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Sonic Solutions Commission File No. 000-23190

On February 3, 2011, the following was distributed to Sonic employees.

Rovi Human Resources FAQ

(for U.S.-based Sonic Employees)

Many Sonic employees have asked questions about Rovi Human Resource policies, procedures and benefits and how Sonic policies will likely change on the date that Rovi acquires 100% ownership of Sonic Solutions and thereafter. Attached is an FAQ document provided by Rovi that is meant to answer some of your basic questions. As decisions are made on specific dates and transition of benefits, Rovi has committed to continue to provide you with timely updates.

Human Resources – Frequently Answered Questions (FAQ)

Human Resources FAQ

(for U.S.-based Sonic Employees)

Many of you will have questions about Human Resource (HR) policies, procedures and benefits and how they will change on the date that Rovi acquires 100% ownership of Sonic Solutions (the “Closing”) and thereafter. This document is meant to answer some of your basic questions. As decisions are made on specific dates and transition of benefits, we will continue to provide you with timely updates. See the legends below for references to important additional information and where you can find it.

General

Will my title or compensation change?

Most titles will remain the same for an initial period of time. We will conduct a worldwide update on employees’ titles and compensation compared with market and to gain consistency across the combined organizations. We will look at each function and geography to make sure we are remaining competitive. You will hear more about the title and leveling project shortly after the Closing.

What Rovi bonus plan will apply to me?

If you are an employee on a sales incentive, commission-based plan, you will be migrated to a Rovi commission-based plan.

If you are an employee on a bonus plan tied to other Company measures, you will be migrated to a Rovi plan to be determined after the Closing.

Effective upon the Closing, all Sonic employees not currently on a bonus plan of any type will be transitioned onto the Rovi bonus plan for 2011 provided they are eligible under the terms of Rovi’s bonus plan. The Rovi bonus will be prorated for 2011 based on the date of the Closing.

Some specifics of the Rovi bonus plan are as follows:

Rovi’s fiscal year ends December 31 and bonuses are scheduled to be paid annually in the March timeframe for the previous year. For employees below the Vice President level, a mid-year payout that equals 40% of the annual targeted bonus is distributed in the August timeframe, conditioned upon the Company meeting its targets for the first half of the year and the employee having met job expectations and started on or before the first working day of the second quarter of the year as well as being an active employee on the date of the payout. The mid-year payout is also prorated based upon the date an employee joins Rovi.

Rovi’s Incentive Target Percentage is a percentage level of base salary determined by the employee’s position. These targets will be weighted by company and individual performance, with a greater incentive percentage weighted toward company performance the higher the position in the Company. For 2010, the bonus targets and performance factors were:

Position	Target	Company Performance	Individual Performance
Individual Contributor	10%	30%	70%
Sr. Professional/Team Leader	12%	35%	65%
Managers without direct reports	12%	35%	65%
Managers with direct reports	15%	40%	60%
Supervisors with direct reports	15%	40%	60%
Directors without direct reports	20%	45%	55%
Directors with direct reports	25%	55%	45%
VP – Functional groups	30%	60%	40%

For purposes of determining whether a position is considered to have a direct report for purposes of the Rovi bonus plan, “direct reports” shall mean any full-time employees other than administrative staff (e.g., secretaries, administrative assistants, document management or contract administrator, coordinators or similar personnel), contractors or temporary employees.

Will our payroll system or pay schedule change?

Assuming the Closing occurs within calendar Q1, we are targeting early calendar Q2, for you to be transferred to the Rovi payroll system. Like Sonic, Rovi is on a semi-monthly pay schedule with 24 pay periods per year.

Employment Benefits

Will there be any changes to my medical, dental and vision plans?

We are tentatively scheduling a transition to the Rovi medical, dental and vision plans in early calendar Q2. There will be an open enrollment process for you to choose the appropriate Rovi benefit plan(s). We will be conducting an education session in major U.S. locations shortly after Closing to prepare you for your election decisions. The medical plans include Kaiser in California, Aetna (3 different PPO plans) and Blue Care Network in Illinois and Blue Cross/Blue Shield in Massachusetts in addition to Aetna. Dental is provided by Met Life and vision is provided by VSP.

Will there be any changes to my existing Life Insurance plan?

Yes, during open enrollment, you will be provided details on the Rovi Life Insurance plan, which is provided by MetLife. Rovi provides coverage equal to two (2) times your base salary, plus $15,000 to a maximum of $515,000 at no cost to you.

Will there be any changes to our Flexible Spending Plan in 2011?

Our intent is to move your existing FSA balance to the Rovi plan at the same time you move to Rovi’s payroll. You will NOT be able to change the annual deduction amount that you elected for 2011. More details will be provided during the open enrollment education meetings.

How does Rovi’s Waived Benefit Program work?

If you choose to waive coverage under the Rovi health insurance programs, you are eligible for Rovi’s “Waived Benefit Program.”

The cash incentive amounts are as follows:

If Medical is waived:

$1,800 annually

If Dental is waived:

$240 annually

If both Medical and Dental are waived:

$2,040 annually

These annual amounts will be prorated in 2011 to reflect the date you elect to waive coverage. Each pay period for the remainder of 2011, you would receive 1/24th of the annual amounts shown above. Proof of other coverage is required in order to waive benefits.

What are some of the other Rovi benefits that will be available to Sonic Employees?

The following benefits are available at Rovi. We will provide details on each during the education sessions. Each of them will become available to you upon becoming a Rovi employee.

Inventions Rewards Programs

Our ability to successfully develop and market new technologies is crucial to our plans to grow Rovi. To encourage and reward inventive effort, the Company will pay cash awards for patentable Primary inventions that will open up new product or business opportunities.

Tuition Reimbursement

Employees who desire to pursue after-hours educational opportunities towards a degree at an accredited college of their choice may benefit themselves and the Company as long as the intended degree is considered applicable to Rovi’s business. Advance approval of management and HR is required for this benefit. For this reason, the Company may provide financial assistance in the continuing education of employees towards a degree up to the federal maximum of $5250 per year.

Employee Referral Incentive Program

Through the Employee Referral Incentive Program, we encourage and reward referrals by employees for available full-time regular positions within the Company.

Health Club Membership Reimbursement

In order to promote the health and well being of our employees, Rovi will reimburse its employees one-half the cost of an annual health club membership at the club of their choice, up to a total reimbursement of $300 per calendar year.

Matching Contribution for any Qualified Non-Profit Organization

Rovi will provide a one-time annual matching contribution up to $100.00 when a full time employee makes a personal charitable contribution to a federally recognized charity of their choice. The charitable agency needs to be a recognized 501(c) organization.

Health Reimbursement Account

The HRA Plan will establish a health reimbursement account in your name. You may receive reimbursement for Eligible Expenses incurred at a time when you are actively participating in the Plan.

What is a Health Reimbursement Account (HRA) and how does it work?

Each pay period, Rovi makes a contribution into an HRA for all full-time U.S. based employees, even if you do not to participate in the medical and/or dental plan. The annual contribution amounts are as follows:

If Medical elected with or without Dental:

$1,000 /annual ($41.67 per pay period) for employee

$1,050 /annual ($43.75 per pay period) for employee + spouse

$1,100 /annual ($45.83 per pay period) for employee + child(ren)

$1,250 /annual ($52.08 per pay period) for employee + family

If both Medical and Dental are waived:

$1,000 annually for employee

If Dental ONLY is chosen:

$750 annually for employee

$900 annually for employee + spouse

$1,000 annually for employee + child(ren)

$1,100 annually for employee + family

These annual amounts will be prorated in 2011 to reflect the date your benefit enrollment has taken place. These funds are placed into an account administered by our third party provider and are available for you to use for eligible out-of-pocket medical expenses. A detail of the types of eligible expenses as well as instructions for reimbursement will be provided after Closing. Please note that this plan is independent of your Flexible Spending Plan and contributions will begin with the first Rovi pay period.

When will I be eligible for the Employee Stock Purchase Plan (ESPP)?

Sonic Employees will be eligible to participate in the Rovi ESPP at the beginning of our next offering period that begins on August 1, 2011. The Open Enrollment period to participate in this plan is during the last two weeks of July.

Upon eligibility and enrollment in an Offering Period, this plan allows employees to purchase Rovi stock at a discounted rate. Contributions into the plan are made via a payroll deduction. The purchase price is 85% of the lesser of the fair market value of the Company’s stock on the first day of the Offering Period or the last day of the respective Purchase Period, whichever is lower. Enrollment forms must be submitted on-line via E*TRADE at least one (1) business day before the beginning of an Offering Period. You will receive more information regarding enrollment as we get closer to that date.

What will happen to my 401(k) plan?

The Sonic 401(k) plan will terminate on the date of the Closing. Our intent is to have all eligible Sonic employees set-up to participate in the Rovi 401k plan in early calendar Q2. Details regarding the Rovi 401(k) plan will be shared in the upcoming education sessions but the basic outline of the plan is as follows:

Through payroll deductions, employees can direct 1% to 60% of their salary (subject to annual IRS maximum) as pre-tax earnings into the plan. Rovi will match $0.50 on the dollar for every dollar you contribute (up to 6% rate of contribution). Matching funds are subject to a 3-year vesting schedule and are allocated each pay period which you make a contribution. Your length of service will be credited upon joining Rovi, which will apply towards the vesting of your 401(k) match.

What are Rovi’s policies for H1-B work visas or Green Card processing and sponsorship?

Based on the position and your continued employment with the company, and the manager’s willingness to budget for the associated expenses, Rovi supports both H1-B visas and Permanent Residency processing.

Time Tracking / Time-Off / Leave of Absence

What is Rovi’s FTO policy?

Rovi has a separate “flexible time-off” policy (FTO) for non-exempt classified jobs and for exempt classified jobs:

For non-exempt classified jobs:

Full-time and Part-time employees are generally entitled to use FTO that has been accrued in accordance with their credited years of service with Rovi Corporation pursuant to the following schedule. Your credited years of service will include credit for your length of service with Sonic.

Credited Years of Service – Maximum Flexible Time-Off Accrual

First through fourth year – 4 weeks (160 hours)

Fifth year and more – 5 weeks (200 hours)

An employee may carry up to a maximum of 240 hours of accrued FTO on the books.

For exempt classified jobs:

Rovi fosters an environment where professionals have the flexibility to accomplish their work within the concept of full time employment. Some departments or positions may require employees to be present at the work site at particular times. Unlike many employers with formal paid vacation, holiday and personal time-off policies, Rovi has no formal policy regarding pay during such absences from work. As a result, Rovi’s exempt employees do not accrue vacation pay or other paid time off. As such, it is up to you and your manager (within guidelines) to make certain you are providing a fair and reasonable amount of work in exchange for the compensation you receive. It also is important that you meet work related deadlines and other time commitments of your job. Advance notice of time off from work for vacation or personal time off is still required to enable your manager to coordinate the team’s absence.

How will Rovi treat my existing FTO balances?

The Rovi FTO policy will apply at the time of the close. Based upon your job classification the following will happen:

For non-exempt classified jobs:

Employees in non-exempt classified jobs will be required to cash out any accrued time over 240 hours. Additionally, any hours over 40 may also be cashed out at this time. Our intent is to payout these balances within the first 30 days after Closing. You will be given a payout request form where you can detail the number of hours you want cashed out. A minimum of 40 hours must remain in your account. After the Closing, the Rovi FTO policy will apply.

For exempt classified jobs:

Employees in exempt classified jobs will be paid out for the entire balance of their accrued time. Our intent is to payout these balances within the first 30 days after the Closing. After the Closing, the Rovi FTO policy will apply.

Will we have the same U.S. Holiday Schedule for 2011?

No, you will follow the Rovi Holiday Schedule upon Closing which for the balance of 2011 is (assuming the Closing occurs in February):

President’s Day	Monday	February 21
Memorial Day	Monday	May 30
Independence Day	Monday	July 4
Day After Independence Day	Tuesday	July 5
Labor Day	Monday	September 5
Thanksgiving	Thursday	November 24
Day After Thanksgiving	Friday	November 25
Day Prior to Christmas Eve	Friday	December 23
Day After Christmas Day	Monday	December 26
Friday Prior to New Year’s Eve	Friday	December 30

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Mergers (as defined in those documents). Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions’ solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’ shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable of the transaction between Rovi and Sonic Solutions, the effects of the transaction; and the potential impacts of the transaction on both Rovi’s and Sonic Solutions’ organizations. The statements made in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic Solutions’ respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic Solutions’ business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic Solutions’ filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solutions’ most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic Solutions with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.